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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 6)*


                       Correctional Services Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   219921103
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 28, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 219921103


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.
        Zweig-DiMenna Partners, L.P.
        Zweig-DiMenna International Limited
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware
        Zweig-DiMenna Partners, L.P. - New York
        Zweig-DiMenna International Limited - British Virgin Islands Zweig-DiMenna International Managers, Inc. - Delaware
        Gotham Advisors, Inc. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-160,200
        Zweig-DiMenna International Limited-142,300
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-31,600
        Zweig-DiMenna Partners, L.P.-0
        Gotham Advisors, Inc., on behalf of a discretionary account-16,700

8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-160,200
        Zweig-DiMenna International Limited-142,300
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-31,600
        Zweig-DiMenna Partners, L.P.-0
        Gotham Advisors, Inc., on behalf of a discretionary account-16,700

10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-160,200
        Zweig-DiMenna International Limited-142,300
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-31,600
        Zweig-DiMenna Partners, L.P.-0
        Gotham Advisors, Inc., on behalf of a discretionary account-16,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-4.6%

        Zweig-DiMenna Special Opportunities, L.P.-2.1%
        Zweig-DiMenna International Limited-1.9%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-0.4%
        Zweig-DiMenna Partners, L.P.-0.0%
        Gotham Advisors, Inc., on behalf of a discretionary account-0.2%

14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN
        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO

                         SCHEDULE 13D - AMENDMENT NO. 6

        Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. hereby amend the Schedule 13D, filed with respect to shares of common stock, par value $.01 per share ("Shares") of Correctional Services Corporation.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

        The first sentence of Item 3 is amended to read as follows:

        "The securities of Correctional Services Corporation were purchased at an aggregate cost of $4,457,956 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

        The answer to Item 5 is amended to read as follows:

        a.     Aggregate number of shares beneficially owned:

                  Zweig-DiMenna Special Opportunities, L.P.      -      160,200

                  Zweig-DiMenna International Limited            -      142,300

                  Zweig-DiMenna Partners, L.P.                   -      0

                  ZDIM Account                                   -      31,600

                  Gotham Account                                 -      16,700

               Percent of class beneficially owned:

                  Zweig-DiMenna Special Opportunities, L.P.      -      2.1%

                  Zweig-DiMenna International Limited            -      1.9%

                  Zweig-DiMenna Partners, L.P.                   -      0.0%

                  ZDIM Account                                   -      0.4%

                  Gotham Account                                 -      0.2%

        b.     Number of shares as to which there is sole power to vote:

                  Zweig-DiMenna Special Opportunities, L.P.      -      160,200

                  Zweig-DiMenna International Limited            -      142,300

                  Zweig-DiMenna Partners, L.P.                   -      0

                  ZDIM Account                                   -      31,600

                  Gotham Account                                 -      16,700

               Number of shares as to which there is shared power to vote or to direct the vote:

                  Zweig-DiMenna Special Opportunities, L.P.      -      0

                  Zweig-DiMenna International Limited            -      0

                  Zweig-DiMenna Partners, L.P.                   -      0

                  ZDIM Account                                   -      0

                  Gotham Account                                 -      0

               Number of shares as to which there is sole power to dispose or to direct the disposition:

                  Zweig-DiMenna Special Opportunities, L.P.      -      160,200

                  Zweig-DiMenna International Limited            -      142,300

                  Zweig-DiMenna Partners, L.P.                   -      0

                  ZDIM Account                                   -      31,600

                  Gotham Account                                 -      16,700

               Number of shares as to which there is shared power to dispose or to direct the disposition:

                  Zweig-DiMenna Special Opportunities, L.P.      -      0

                  Zweig-DiMenna International Limited            -      0

                  Zweig-DiMenna Partners, L.P.                   -      0

                  ZDIM Account                                   -      0

                  Gotham Account                                 -      0

        c. Since July 22, 1997, the date of the last Schedule 13D amendment filing, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM account and the Gotham Account sold the Shares on the open market on the following dates and at the following prices and in the following amounts:

                  ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

                  DATE       DESCRIPTION OF SALE

                  7/23/97    Sold 3,700 shares at $12.50 a share

                  7/24/97    Sold 3,700 shares at $12.50 a share

                  7/25/97    Sold 7,100 shares at $12.50 a share

                  7/28/97    Sold 10,800 shares at $12.625 a share

                  7/29/97    Sold 14,400 shares at $12.5938 a share

                  ZWEIG-DIMENNA INTERNATIONAL LIMITED

                  DATE       DESCRIPTION OF SALE

                  7/23/97    Sold 1,000 shares at $12.50 a share

                  7/24/97    Sold 1,000 shares at $12.50 a share

                  7/25/97    Sold 2,100 shares at $12.50 a share

                  7/28/97    Sold 3,100 shares at $12.625 a share

                  7/29/97    Sold 4,100 shares at $12.5938 a share

                  ZWEIG-DIMENNA PARTNERS, L.P.

                  DATE       DESCRIPTION OF SALE

                  No transactions during the applicable time period.

                  ZDIM ACCOUNT

                  DATE       DESCRIPTION OF SALE

                  7/23/97    Sold 200 shares at $12.50 a share

                  7/24/97    Sold 200 shares at $12.50 a share

                  7/25/97    Sold 500 shares at $12.50 a share

                  7/28/97    Sold 700 shares at $12.625 a share

                  7/29/97    Sold 900 shares at $12.5938 a share

                  GOTHAM ACCOUNT

                  DATE       DESCRIPTION OF SALE

                  7/23/97    Sold 100 shares at $12.50 a share

                  7/24/97    Sold 100 shares at $12.50 a share

                  7/25/97    Sold 300 shares at $12.50 a share

                  7/28/97    Sold 400 shares at $12.625 a share

                  7/29/97    Sold 600 shares at $12.5938 a share

        d.     Not Applicable

        e. The Investors ceased to be the beneficial owner of more than 5% of the Shares of the Company on July 28, 1997.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 30, 1997


                                    ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
                                    By:     Zweig-DiMenna Associates LLC,
                                            Managing General Partner


                                    By:     /s/  Joseph A. DiMenna
                                            -----------------------------------
                                    Name:   Joseph A. DiMenna
                                    Title:  A Managing Director of the
                                            Managing General Partner


                                    ZWEIG-DiMENNA INTERNATIONAL LIMITED


                                    By:     Zweig-DiMenna International
                                            Managers, Inc.,
                                            Investment Manager


                                    By:     /s/  Joseph A. DiMenna
                                            -----------------------------------
                                    Name:   Joseph A. DiMenna
                                    Title:  Executive Vice President


                                    ZWEIG-DiMENNA PARTNERS, L.P.
                                    By:     Zweig-DiMenna Associates LLC,
                                            Managing General Partner


                                    By:     /s/  Joseph A. DiMenna
                                            -----------------------------------
                                    Name:   Joseph A. DiMenna
                                    Title:  A Managing Director of the Managing
                                            General Partner


                                    ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.


                                    By:     /s/  Joseph A. DiMenna
                                            -----------------------------------
                                    Name:   Joseph A. DiMenna
                                    Title:  Executive Vice President


                                    GOTHAM ADVISORS, INC.


                                    By:     /s/  Joseph A. DiMenna
                                            -----------------------------------
                                    Name:   Joseph A. DiMenna
                                    Title:  Vice President